

G R U P P O · M E D I A S E T

MEDIASET

12g3-2(b)

82-4575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 2nd May 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of april.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate affaires Manager)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

PRESS RELEASE

PUBLITALIA AGM: GIULIANO ADREANI IS CONFIRMED FOR THREE YEARS AS CHAIRMAN AND CHIEF EXECUTIVE

Today saw the Annual General Meeting of the Shareholders of Publitalia '80 spa, the exclusive advertising sales company of the Mediaset Group.

The meeting nominated the new Board of Directors with a mandate for the next three years.

The meeting re-confirmed Giuliano Adreani as Chairman. The outgoing directors were also re-confirmed.

At the end of the AGM, a meeting of the new Board was held which proceeded to renew the appointment of the Chairman, Giuliano Adreani, also as Chief Executive.

In the Finance and Accounting Area, meanwhile, Fulvio Pravadelli was re-confirmed as director.

Cologno Monzese, 21 April 2005

Depertment of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

12g3-2(b)

GRUPPO MEDIASET
MEDIASET

RECEIVED
2005 MAY -6 A 8:5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

ADOPTION OF NEW INTERNATIONAL ACCOUNTING PRINCIPLES IAS/IFRS

As already announced during the presentation of the final results to 31 December 2004, the Mediaset Group will adopt the new international accounting principles (IAS/IFRS) from the consolidated first quarter report to 31 March 2005.

Further to the previous announcement, Mediaset informs that:

The Board of Directors to be held on 10 May 2005 will approve the consolidated balance sheet and financial statements for the year 2004 prepared in conformity with the new accounting principles;

The consolidated balance sheet and financial statements for the first quarter to 31 March 2005 will be approved by a meeting of the Board of Directors to be held on 17 May 2005, in line with the dispositions of the Consob ruling n. 14990 of 14 April 2005.

Cologno Monzese, 22 April 2005

Depertment of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

12g3-2(b)

Press Release

Annual General Meeting 29 April 2005

SHAREHOLDERS' MEETING APPROVES 2004 RESULTS

DIVIDEND OF €0.38 PER SHARE (+65% COMPARED WITH THE PREVIOUS YEAR)

BOARD OF STATUTORY AUDITORS NOMINATED

The annual General Meeting of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the consolidated annual report of the Mediaset Group for the year ended 31 December 2004, along with the management report as approved by the Board of Directors on 22 March 2005.

In 2004 the Mediaset Group recorded consolidated net revenues of €3,441.6 million (+12.1% compared with 2003) and operating profit (EBIT) of €1,034.2 million (+33% on 2003) and net profits of €500.2 million (+35.3 compared with 2003).

The parent company Mediaset S.p.A. closed 2004 with a net profit of €401.9 million (compared with € 175.1 million for 2003).

The Annual General Meeting resolved to distribute to the shareholders a dividend of €0.38 per share, (+65%). The dividend will be payable from 26 May 2005, with coupons available from May 23 2005 (Coupon N°. 9).

SHARE BUY BACKS AND UTILISATION

The Shareholders renewed authorisation to the Board of Directors to effect share buy back in order to pursue, in the interest of the company, aims foreseen by relevant regulations, including:

- the availability of shares to be sold to employees of the company, its subsidiary and holding, as part of the Stock Option Plan for 2000-2002 and 2003-2005;
- successive buy back operations, and subsequent utilisation, for liquidity, coverage or arbitrage purposes.

Buy back operations will be carried out in line with Art. 132 of Legislative Decree 58/59 and all relevant legislation, including the norms established by the Directive 2003/6 and those established by European and national regulations.

Such shares acquired will not be used for operations to reduce the total share capital.

The Shareholders have, consequently, attributed to the Board of Directors the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 70,000,000 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 5.92% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2005, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves deriving from the last approved balance sheet.

Buy back operations will follow the following procedure:

- buy backs destined to facilitate the Stock Option Plans for 200/2002 and 2003/2005, as approved by the Shareholders on 20 April 2000 and 16 April 2003 respectively, must be made on the listing Stock Exchange at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation.

- any other eventual buy backs must be made on the listing stock exchange at a price not greater than 20% above or below the reference price of the stock on the day before any such operation.

The Shareholders also agreed to authorise the Board of Directors to dispose of the purchased shares and to carry out share transfers, including exchanges. The sale of shares will be carried out either on the Stock Exchange or outside the Stock Exchange at a price not less than 90% of the official trading price registered on the Stock Exchange on the day preceding each individual operation. The authorisation referred to in this point is granted for a period of not more than 18 months from the date of the resolution.

The Shareholders also authorised the Board of Directors, as per Art: 2357 ter of the Civil Code, to utilise the shares bought or in the company's portfolio.

EXTERNAL AUDITORS

The auditing of the company's annual and consolidated accounts, as well as the limited audit of the half yearly reports for the years 2005, 2006 and 2007, has been entrusted to the external auditing company **Deloitte & Touche S.p.A.**

NOMINATION OF THE BOARD OF STATUTORY AUDITORS

The Shareholders also nominated the Board of Statutory Auditors, which is made up as follows:

Chairman:	Achille Frattini
Acting statutory auditors:	Francesco Antonio Giampaolo Riccardo Perotta
Substitute statutory auditors:	Francesco Vittadini Giancarlo Povoleri

The Statutory Auditors, as indicated above, will remain in pace for three years. The *curricula vitæ* of each of the Acting Statutory Auditors are available on the company's web site.

ADOPTION OF NEW INTERNATIONAL ACCOUNTING STANDARDS IAS/IFRS

As regards the implementation of accounting systems and procedures for the application of IAS/IFRS accounting principles, in line with UE Regulation N° 1606 of July 2002, obligatory, from 2005, for European listed companies in the preparation of their consolidated balance sheets and financial statements, we confirm that the Mediaset Group will adopt the new international accounting principles from the Consolidated Quarterly Report to 31 March 2005.

To date, the definitive quantification is being completed of the adjustments to consolidated assets on the date of transition (1 January 2004) and re-calculations are underway to determine the consolidated economic and assets situation at 31 December 2004 and 31 March for purely comparative purposes.

To this end, the auditing firm Deloitte & Touché S.p.A. has been especially commissioned to verify the figures resulting from the transition, an operation that is currently underway.

As previously announced on 22 April, the effects of the first application of the IAS/IFRS principles on the consolidated annual report for 2004 will be presented for approval by the Board of Directors at a meeting to be held on 10 May 2005. While

the report for the first quarter on to 31 March 2005 will be approved at a meeting on 17 May 2005.

From a preliminary and not exhaustive assessment. The principal effect on the Mediaset Group's consolidated accounts for 2005, will be the exclusion, of around €50 million, for the amortisation of goodwill, the residual value of which will no longer be subject to the systematic amortisation process but the residual value of which will be subject to an annual check, known as an impairment test.

Cologno Monzese, 29 April 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

Highlights from the consolidated income statement

in €m

	2004	2003
Revenues from sales and services	3,389.5	3,029.3
Other revenues and income	52.1	40.7
Total consolidated net revenues	**3,441.6**	**3,070.0**
Labour costs	402.4	379.5
Procurement, services and other costs	1,064.8	901.8
Operating costs	**1,467.2**	**1,281.3**
Gross operating profit	**1,974.4**	**1,788.7**
Amortisation and depreciations	892.4	967.9
Operating profit before amortisation of goodwill of Telecinco	**1,082.0**	**820.8**
Amortisation of goodwill Telecinco	47.8	43.2
Operating profit	**1,034.2**	**777.6**
Financial income /(charges)	27.2	(6.2)
Income/(charges) from investments	(67.2)	(84.3)
Profit before extraordinary items	**994.2**	**687.1**
Extraordinary income/(charges)	0.6	(12.0)
Pre-tax profit	**994.8**	**675.1**
Income taxes	(390.8)	(246.5)
Profit for the period	**604.0**	**428.6**
Minority interest (profit)/loss	(103.8)	(58.9)
Profit for the Mediaset Group	**500.2**	**369.7**

Highlights from the consolidated balance sheet

in €m

	31/12/2004	31/12/2003
Television rights	1,985.6	1,923.6
Other tangible/intangible assets	654.8	563.1
Difference from the consolidation of	330.5	300.3
Financial assets	140.9	136.0
Net working capital & other	(14.7)	215.7
Severance indemnity reserve	(113.9)	(106.9)
Net invested capital	**2,983.2**	**3,031.8**
Net financial position	**62.0**	**(199.3)**
Shareholders' equity and minority	**3,045.2**	**2,832.5**



CODE OF CONDUCT

INTRODUCTION

The Board of Directors of Mediaset S.p.A., in its resolution dated March 28th, 2000, decided to adopt the provisions contained in the Code of Conduct of listed companies; the Company's corporate governance and the operational organisation had already been for some time largely compliant and in line with the corporate organisational model proposed in this Code.

In July 2002, the Corporate Governance Committee reviewed the Code of Conduct of listed companies and introduced some changes which take into account Italian and international best practices; the main changes deal with independent directors, the treatment of confidential information, directors' emoluments, internal control and operations with related parties.

Considering the organisational structure and the allocation of powers in Mediaset, its Board of Directors at its meeting of March 25th, 2003 modified the company's Code of Conduct adopted in the meeting of March 2001, in line with the above mentioned Code of Conduct of listed companies.

The Board of Directors of Mediaset S.p.A., in its meeting of March 22nd, 2005, changed its Code of Conduct to take into account the company bylaws adopted by the Meeting of April 27th, 2004 and the provisions introduced by the Reform of Company Law.

ARTICLE 1 - ROLE OF THE BOARD OF DIRECTORS

1.1 *The Board of Directors is the board responsible for the administration of the company.* Directors meet at regular dates, get organised and work so as to guarantee that their functions are effectively and efficiently performed.

Based on the Bylaws in force, the Board of Directors receives the widest powers in order to ensure the ordinary and extraordinary administration of the company, with the authority to perform all the acts that are considered as necessary to attain and implement the corporate objectives.

The Board of Directors can appoint one or more Deputy Chairmen and can delegate its powers, either totally or partially, to one or several members, even to Managing Directors, except for that established in article 2381 of the Italian Civil Code and in article 23 of its Bylaws. The Board of Directors can also appoint an Executive Committee and it can decide to delegate its powers, either totally or partially, except for the powers reserved to the Board by Law. The Board of Directors can also establish other Committees, also including people from outside the Board, and define their powers, remuneration and their membership and functioning.

The activities delegated are the object of constant information to the Board of Directors by the delegated administrative bodies at the Board's meetings.

1.2 More specifically, the Board of Directors:

a) examines the strategic, industrial and financial plans of the Group which it superintends;

b) attributes and revokes the proxies to the Chairman, the Deputy Chairman, the Managing Director and the Executive Committee, defining their limits and use;

c) determines, upon proposal of the Committee as per article 8.1, after hearing the opinion of the Statutory Auditors, of the emoluments for the directors in charge of special functions;

d) monitors, in its entirety, the company's operations, also based on the information received from the Executive committee, the Chairman, the Deputy Chairman, the managing Director and

the Internal Control Committee, and periodically comparing the results achieved with those scheduled;

e) analyses and approves the operations with a significant economic and financial importance, with reference in particular to operations with correlated parties, as specified in article 11 below;

f) analyses changes to significant organisational and administrative aspects of the company and plays a guiding role in the organisation of the Group's companies, which it directs and coordinates;

g) in the annual report on corporate governance, presents information about how the corporate governance organisation selected is concretely implemented and about the composition and competence of the Board of Directors and the Executive Committee plus a list of directors with relevant functions, a description of the activity of the Internal Control Committee and the Shareholding Plan Committee as well as the treatment of confidential information;

h) reports to shareholders during the General Meeting.

1.3 Directors act and decide conscientiously and autonomously, pursuing an objective of value creation for shareholders. Each Director will prudentially calculate the time needed to perform his functions and compatibility with his external tasks, also taking into account the number of positions as Director or Statutory Auditor covered in other listed companies, in regulated markets, also abroad, in banks, financial, insurance or large-sized companies.

1.4 The Directors must be aware of the tasks and responsibilities of their positions. The Chairman of the Board of Directors will provide regular and appropriate information about new laws of interest at Board meetings.

ARTICLE 2 – COMPOSITION OF THE BOARD OF DIRECTORS

2.1 The Board of Directors consists of executive and non executive directors.

By executive directors we intend those directors who have received individual operative proxies from the Board of Directors as well as those directors who perform managerial functions in the company.

By non executive directors we intend those directors who have no individual operative proxies and do not perform managerial functions in the company.

The division of proxies between executive directors is based on the principle of distinguishing abilities.

2.2 Non executive directors, in both their number and their authority, have a significant impact on the decisions taken by the Board and they contribute to the achievement of corporate goals.

ARTICLE 3 – INDEPENDENT DIRECTORS

3.1 The General Meeting appoints the Board of Directors, making sure that among its members there is an appropriate number of independent directors.

3.2 Independent directors are non executive directors who:

a) do not have nor have recently had – either directly, indirectly or for third parties – economic relations with the company, with its subsidiary companies, with executive directors, with the

controlling shareholder of the company to such an extent that their judgement may be influenced;

b) are not owners – either directly, indirectly or for third parties – of stakes for such an amount that they may take over the control or have a significant impact on the company nor participate in partnership agreements to gain control over the company;

c) are not close members of the family of the executive directors of the company nor people who are in the situations specified in letters a) and b).

3.3 The independence of Directors is subject to periodical control by the Board of Directors, taking into account the information supplied by the directors concerned. The results of the Board's assessment are communicated to the market.

ARTICLE 4 – CHAIRMAN OF THE BOARD OF DIRECTORS

4.1 The Chairman has the competence and powers reserved to him by the Law, the Bylaws as well as the Board of Directors.

The Chairman also has operational and managerial proxies.

Under the bylaws, the Chairman is the legal representative of the company. It is the Chairman or the Chairman's substitute that is responsible for calling the Board.

4.2 The Chairman coordinates the activities of the Board of Directors and manages Board's meetings.

Directors are called for the Board's meetings in compliance with that established in the Bylaws, so as to enable the people concerned to be informed about the items on the agenda and to have useful elements for effectively participating in the Board's working session.

In this connection, directors are informed largely in advance with respect to the Board's meetings about the items on the agenda. In any case, the Board's meetings guarantee that each item is thoroughly and exhaustively covered so as to enable directors to make appropriate decisions on the outstanding matters.

ARTICLE 5 – INFORMATION TO THE BOARD OF DIRECTORS

5.1 At the first Board meeting, the Chairman, the Deputy Chairman, the Managing Director, the Executive Committee and the directors with special functions report information to the Board of Directors about the progress of the projects entrusted to them and about the operations carried out under the proxies given to them.

The delegated bodies supply appropriate information about atypical, unusual operations or operations with correlated parties, whose analysis and approval is not reserved to the Board of Directors and also report to the Board of Directors and the Statutory Auditors on operations in general and their foreseeable developments, as well as on the most important economic, and financial operations carried out by the company and its subsidiary companies; and about those operations where directors have an interest, whether personal or on behalf of third parties. If so required by urgency or circumstance, such information can also be communicated to those concerned in writing.

5.2 The Board of Directors – partly through the organs to which it delegates powers – reports to the Statutory Auditors about the activities performed and the most important economic and

financial operations carried out by the company and its subsidiary companies, specifically referring to the operations where directors have an interest, whether personal or on behalf of third parties.

The communication to the Statutory Auditors is made at least on a quarterly basis, at the Board's meetings or at the meetings of the Executive Committee or of the Internal Control Committee or of the Board of Statutory Auditors or through a note in writing to the Chairman of the Board of Statutory Auditors.

ARTICLE 6 – CONFIDENTIAL INFORMATION

6.1 The Chairman, the Deputy Chairman and the Managing Director co-ordinate their work to manage confidential information.

6.2 Special regulations for the in-house management and external communication of documents and information concerning our company, with particular reference to price sensitive information, are issued by the Chairman, after hearing the Board of Directors.

6.3 The procedures for the in-house management and external communication of documents and information referring to transactions on financial instruments by people that, due to their position, can have access at important information, are approved by the Board of Directors upon proposal of the Chairman.

6.4 All the directors must keep confidential the documents and information they get knowledge of while performing their tasks and must comply with the procedures adopted by the company to communicate these documents and information externally.

Communications to the authorities and the public are made according to the modes and terms established by current legislation, respecting the principle of equal right of information.

ARTICLE 7 – NOMINATION OF DIRECTORS

According to the Bylaws, Directors are appointed based on lists which are prepared by shareholders that, by themselves or together with other shareholders, account for at least 5% of the shares with a voting right in the General Meeting.

The lists come with full information about the personal and professional characteristics of the candidates specifying whether they are suited to qualify as independent directors according to article 3, and are filed at the corporate offices at least 5 (five) days before the first call of the General Meeting.

ARTICLE 8 – REMUNERATION OF DIRECTORS

8.1 The Shareholding Plan Committee, appointed by the General Meeting, consists of three non executive directors. The General Meeting delegates this Committee the task of implementing the company's stock plans. It makes proposals to the Board of Directors about the emoluments of directors with special functions, including also the possibility of making part of their emoluments related to the company's performance and/or specific objectives attained.

8.2 The Board of Directors, upon proposal of the Shareholding Plan Committee, establishes the emoluments of directors with special functions in compliance with article 2389 of the Italian Civil Code.

ARTICLE 9 – INTERNAL CONTROL SYSTEM

9.1 The internal control system consists of processes that aim at monitoring the effectiveness of corporate operations, the reliability of financial information, the compliance with laws and regulations, the protection of corporate property.

9.2. The Internal Control System also aims at making sure that the internal procedures, both operational and administrative, that have been adopted to identify, prevent and manage as much as possible financial and operational risks and fraud that could damage the company are fully applied.

9.3. The Board of Directors has entrusted the task of managing the Internal Control System to a person endowed with appropriate means, who identifies the major corporate risks and designs, manages and monitors the Internal Control System.

9.4 The person in charge of the Internal Control System does not report to any area manager, but exclusively to the Chairman of the Board of Directors. He keeps the Chairman, the Board of Directors, the Internal Control Committee and the Statutory Auditors informed about his activities.

ARTICLE 10 – INTERNAL CONTROL COMMITTEE

10.1 The Board of Directors appoints the Internal Control Committee, with advisory and proposing functions, which consists of an appropriate number of non executive directors. The Statutory Auditors participate in the working sessions of the Committee as well as the Chairman of the Board of Directors, the Deputy Chairman, and the Managing Director.

10.2 More specifically, the Internal Control Committee:

a) assesses whether the Internal Control System is appropriate and checks how it works;

b) assesses the work schedule prepared by the person in charge of the Internal Control System and receives his periodical reports;

c) together with auditors and the administrative staff of the company, assesses whether the accounting standards used are appropriate and whether they correspond to comparable criteria when preparing the consolidated financial statements;

d) assesses the figures that arise from the reports of the person in charge of the Internal Control System and from the communications of the Board of Statutory Auditors or any of its members;

e) assesses the proposals made by the independent auditors to be appointed for auditing of the company and assesses the work schedule for auditing activities and the results presented in the report and the letter of suggestions;

f) reports to the Board of Directors, at least every six months, on the occasion of the approval of the financial statements and of the half-year report, about the activities performed and the quality of the Internal Control System;

g) performs other tasks which are assigned by the Board of Directors, especially in connection with relations with the independent auditors.

ARTICLE 11 – OPERATIONS WITH RELATED PARTIES

11.1 Operations with related parties comply with criteria of correctness in substance and procedures that are defined by the Board of Directors.

11.2 In the operations with related parties, the directors who have an interest – be it potential or indirect – in the operation:

a) shall promptly and comprehensively inform the Board about this interest and its circumstances;

b) shall leave the Board's meeting when a decision is made.

11.3 When required by the nature, the value or other characteristics of the operation, the Board of Directors – in order to avoid that conditions are negotiated other than those that would have been established by the non correlated parties for these transactions – monitors that the operation is finalised with the help from independent experts in order to assess equity and financial, legal or technical consultancy.

ARTICLE 12 – RELATIONS WITH INSTITUTIONAL INVESTORS AND WITH OTHER SHAREHOLDERS

12.1 The Chairman, the Deputy Chairman and the Managing Director co-operate – in respect of the procedures about the communication of documents and information concerning the Company – and actively work to establish a dialogue with shareholders as well as with institutional investors, which is based on the understanding of their mutual roles.

12.2 The relations with institutional investors are governed by a specific function, which is known as "Investors Relations". The management of the relations with the other shareholders, especially as far as corporate information is concerned, is entrusted to the Corporate Secretary.

Both these functions are under the responsibility of the Chairman of the Board of Directors.

ARTICLE 13 – GENERAL MEETINGS

13.1 Since the General Meeting is a particularly significant moment in the relations with shareholders, the Board of Directors does all in its power to encourage and facilitate the largest participation of shareholders at the General Meetings.

13.2 The General Meetings are also attended by an appropriate number of directors. This provides an occasion to give shareholders information about the company, respecting regulations on price sensitive information.

13.3 The General Meeting has adopted the regulations proposed by the Board of Directors, that govern the ordinary and extraordinary meetings of the company's shareholders.

ARTICLE 14 – STATUTORY AUDITORS

14.1 According to the Bylaws, the Statutory Auditors are elected by the voting of lists submitted by the shareholders which alone or together with other shareholders represent at least 3% of shares with voting rights in the general meeting.

The lists – which come with the curricula vitae of the candidates with full information about their personal and professional characteristics – must be filed at the corporate offices at least 5 (five) days before the date of first call of the Meeting.

All the Statutory Auditors must be enrolled in the register of auditors at the Ministry of Justice and must have performed account auditing operations for at least three years.

14.2 The Statutory Auditors act autonomously and independently, since these characteristics are fundamental for them to carry out the monitoring functions which are required from Statutory Auditors.

14.3 The Statutory Auditors must keep confidential the documents and information they get knowledge of while performing their tasks and must comply with the procedures adopted by the company to communicate these documents and information externally.

Text approved by the Board of Directors of March 22nd, 2005

TABLE 1. STRUCTURE OF THE BOARD OF DIRECTORS AND THE COMMITTEES

Board of Directors						Internal Control Committee	Shareholding Plan Committee °	Executive Committee
Position	Members	Executive	Non executive	Independent	Number of other positions *			
Chairman	Fedele Confalonieri	X			1			X
Deputy Chairman	Pier Silvio Berlusconi	X			2			X
Managing Director	Giuliano Adreani	X			-			X
Director	Pasquale Cannatelli		X		3			
Director	Mauro Crippa	X			-			
Director	Marco Giordani	X			-			
Director	Gina Nieri	X			-			X
Director	Franco Amigoni		X	X	-	X		
Director	Marina Berlusconi		X		4		X	
Director	Paolo Andrea Colombo		X	X	6		X	
Director	Enzo Concina		X	X	-			
Director	Maurizio Costa		X		1			
Director	Bruno Ermolli		X		1		X	
Director	Alfredo Messina		X		4	X		
Director	Roberto Ruozi		X	X	16	X		

° Summary of the reasons for any absence of the Committee or a different composition with respect to the recommendations in the Code: the Board of Directors has also considered, in the company's best interest, that the criteria for the determination of Top Management emoluments continue to be drafted by the relevant company offices, bearing in mind the well established experience they have expressed in the management of the human resources, characteristic and unique feature of Mediaset.
With respect to the above, no remuneration committee has been established, since, among other things, the Shareholding Plan Committee has already been established.

Number of meetings during the period of reference	Board: 7	Internal Control Committee: 7	Shareholding Plan Committee: 2	Executive Committee: 5

NOTES:
The nomination of directors is regulated by article 17 of the Bylaws, which envisages the presentation of lists by the shareholders, thus leaving to shareholders all decisions on candidates and appointments. It was therefore not necessary to establish a Nomination Committee.

* This column shows the number of positions of Director or Statutory Auditor held by the person concerned in other listed companies in regulated markets, also abroad, in financial, banking, insurance companies or large companies, without considering positions held by them in subsidiary companies of Mediaset S.p.A. or companies where it has a stake.

TABLE 2. BOARD OF STATUTORY AUDITORS

osition	Members	Number of other positions **
:hairman	Achille Frattini	3
tatutory auditor	Francesco Antonio Giampaolo	1
tatutory auditor	Riccardo Perotta*	3
.lternate auditor	Gianfranco Polerani*	-
.lternate auditor	Francesco Vittadini	-
lumber of meetings held in the calendar year: 14		
lote the quorum required for the presentation of lists from minorities for the election of one or more statutory members (according to article 148 tax law): 3%		

IOTES
The asterisk shows if the auditor was appointed through lists presented by the minority.
*This column shows the number of positions of Director or auditor held by the person concerned in other listed companies in Italian regulated markets.

TABLE 3. OTHER PROVISIONS OF THE CODE OF CONDUCT

	YES	NO	Summary of the reasons for any deviation from the recommendations of the Code
System of proxies and operations with related parties			
Did the Board attribute proxies defining:			
a) limits	X		
b) modes of use	X		
c) and frequency of information?	X		
Did the Board reserve the right and approval of operations with significant economic, balance sheet and financial significance (including operations with related parties)?	X		
Did the Board define guidelines and criteria to identify "significant" operations?	X		
Are the guidelines and criteria above described in the report?	X		
Did the Board define appropriate procedure for the examination and approval of operations with related parties?	X		
Are procedures for the approval of operations with related parties described in the report?	X		
Procedures for the most recent appointment of directors and auditors			
Have candidatures to the position of Director been lodged at least ten days in advance?		X	Bylaws did not envisage any term for the lodging. Current bylaws envisage lodging 5 days before the meeting.
Were candidatures to the position of Director accompanied by exhaustive information?	X		
Were candidatures to the position of Director accompanied by their eligibility to be qualified as independent?		X	The Code of Conduct gives the Board of Directors the competence about testing the existence of the independency requirement.
Have candidatures to the position of auditor been lodged at least ten days in advance?		X	Bylaws envisaged the lodging by the beginning of the meeting. Current bylaws envisage lodging 5 days before the meeting.
Were candidatures to the position of auditor accompanied by exhaustive information?	X		

Meetings			
Has the company approved a meeting regulation?	X		
Is the regulation attached to the report (or is it shown where it can be obtained or downloaded)?	X		The Regulation is available on the company website (www.gruppo mediaset.it).
Internal Control			
Has the company appointed those in charge of internal control?	X		
Are those in charge hierarchically independent of heads of operating areas?	X		
Operating unit for internal control (under article 9.3 of the Code)		X	The person in charge of internal control of the company is supported by qualified staff from the Group Internal Auditing Department.
Investor relations			
Has the company appointed a person in charge of investor relations?	X		
Organisational unit and references (address/telephone/fax/email) of the person in charge of investor relations	Investor Relations phone +39 02 25147785 E-mail: simone.sole@mediaset.it		

12g3-2(b)

MEDIASET S.P.A. - CODE OF PRACTICE

INTRODUCTION

According to the regulations of the markets organised and managed by Borsa Italiana S.p.A., companies listed on the stock market are obliged to adopt a code of practice aimed at regulating any information they may acquire from operations carried out by relevant persons relating to financial instruments issued by the company and concerning the subsequent circulation of data in the market .

As of January 1st, 2003, Mediaset S.p.A. adopted, in accordance with the Regulation above, its own Code of Practice.

The Code of Practice, originally approved by the Board of Directors on November 12th, 2002, was subsequently supplemented according to the communication issued by Borsa Italiana S.p.A. on January 17th, 2003 and the amendments made by the Board of Directors on June 15th, 2004.

1. Definition of "Relevant persons"

For the purposes of this Code of Practice, relevant persons of the Mediaset Group are individuals who are part of the top management of the Group's organisation and who play an active role in the decision-making process of Mediaset S.p.A.
On the basis of the above, Relevant Persons include the Chairman, the Deputy Chairman, the Chief Executive, the other Directors, the Chairman of the Board of Statutory Auditors, the Acting Statutory Auditors and the Central and Unit Directors of Mediaset S.p.A., together with the Chairmen, Deputy Chairmen, Chief Executives and General Managers of the main subsidiary companies of the Mediaset Group.

For the purposes of this Code of Practice, the main subsidiary companies of the Mediaset Group are those companies whose financial instruments, which are the object of this communication, are listed at the stock exchange as well as those companies that satisfy all the three following criteria:

- generate, on the basis of the last approved financial statements, "sales and income" of more than EUR 1,500 million and "shareholders' equity" of more than EUR 50 million;
- are controlled, in accordance with article 2359, paragraph 1, no. 1, of the Italian Civil Code, by Mediaset S.p.A.;
- play a significant strategic role within the Mediaset Group, on the basis of the organisational model adopted by the Board of Directors of Mediaset S.p.A..

2. Entity responsible for receiving, handling and circulating information to the market

The entity responsible for receiving, handling and circulating to the market data concerning the operations carried out by relevant persons is the Company Business Service of Mediaset S.p.A. (hereafter referred to as Responsible Entity).

The Responsible Entity, on the basis of its definition in article 1 above, prepares a list with the names of the Relevant Persons and is responsible for constantly updating it and also provides the people on the list with all necessary information, also by issuing specific instructions.

3. Obligations and information concerning relevant persons

a) Subjects obliged to provide information

Relevant Persons, indicated in article 1 above, are required to send to the Responsible Entity, in the times and ways set out in point c) below, all information concerning operations carried out by each of the Relevant Persons, by their spouses who are not legally separated, by their children or by other individuals, trustees or subsidiary companies, and said information must be exclusively transmitted by each of the Relevant Persons.

b) Issues for which information must be supplied

Relevant Persons are required to send the Responsible Entity, in the times and ways set out in point c) below, all information relating to operations, carried out for whatever reason by the individual in question, concerning:

- listed financial instruments issued by Mediaset S.p.A. or its subsidiaries (with the exception of non convertible bonds);
- both listed and non-listed financial instruments that give the right to subscribe, purchase, or sell listed financial instruments issued by Mediaset S.p.A. or its subsidiaries;
- financial derivatives as well as covered warrants with listed financial instruments issued by Mediaset S.p.A. or its subsidiaries as their underlying elements, also to be exercised through the payment of a difference in cash.

With respect to financial derivatives, warrants and covered warrants, the notional amount is calculated as the sum of the number of shares controlled by the instrument and the official price of the underlying asset on the day the operations were concluded.

The following operations do not fall under the obligation to provide the information above:

- operations relating to share loans when the Relevant Persons, or other subjects referred to in part a) above, are making the loan, and operations relating to the setting up of liens and tenancies;
- operations carried out, also by other individuals or trustees, between the Relevant Persons, their spouses who are not legally separated, their children or by other individuals, trustees or subsidiary companies;
- operations carried out within the context of the management on an individual basis of investment portfolios, on condition that the relevant person expressly and irrevocably waives the right to give instructions;
- operations, including cumulative operations, carried out in each calendar quarter, whose total value amounts to less than EUR 50,000.00 per declarant;
- the right to exercise stock options or option rights.

c) Terms and modes to provide the information

Relevant Persons must send the Responsible Entity all information concerning the operations indicated in part b) above, in accordance with the following:

1) within five days from opening of the Stock Exchange in each calendar quarter, for operations, including cumulative ones, whose total value in the calendar quarter of reference, amount to or exceed EUR 50,000.00 per declarant;

2) without delay and in any case within two days from opening of the Stock Exchange after the operation, or after cumulative operations - with other operations that have not previously been declared -, whose total value in the calendar quarter of reference exceeds EUR 250,000.00 per declarant. The Responsible Entity must inform the market without delay and in any case within one day of the opening of the Stock Exchange.

All information concerning the operations indicated in part b) above must immediately be sent by e-mail or fax, within the time limits indicated in part c) above, to the Responsible

Entity using the form attached to this Code which must be filled out completely and signed (Attachment A).

4. Prohibited operations

Relevant Persons are prohibited from carrying out operations referred to in Article 3, part b), above, in the following times of the year:

- in the 30 days before any Board of Directors' meeting of Mediaset S.p.A. called to approve a draft budget or consolidated financial statements and until the disclosure of the relevant information, in accordance with article 114 of Law Decree 58 of February 24th, 1998 and subsequent amendments;
- in the 15 days before any Board of Directors' meeting of Mediaset S.p.A. called to approve an interim or quarterly report and until the disclosure of the relevant information, in accordance with article 114 of Law Decree 58 of February 24th, 1998 and subsequent amendments.

The Company Business Service is responsible for ensuring that the Relevant Persons are supplied with an annual calendar showing the dates chosen for the Board of Directors' meetings referred to above.

5. Failure to observe the Code

Failure to observe the Code will result in the application of sanctions established by the Board of Directors.

6. Use of personal data

Each Relevant Person must sign a form (Attachment B) giving their irrevocable consent to the use of all data required for the application of this Code of Practice, even in those cases where third parties are entrusted with the task to carry out specific services connected to these data, only in order to comply with the provisions of the Regulation of the markets organised and managed by Borsa Italiana S.p.A.. They also agree that their data can be included, also in a brief version, in the Annual Report and Corporate Governance documents of Mediaset S.p.A., owner of the right to use.

The Shareholders are summoned for the General Meeting in Cologno Monzese (MI), Via Cinelandia no. 5, on 27 April 2005, at 10 a.m., on first call and, should it be necessary, on 29 April 2005, same time and venue, on second call to deliberate upon the following

agenda

1. Financial statements and Consolidated financial statements at 31 December 2004; Directors' Report on Operations; Statutory Auditors' Report; relevant deliberations;
2. Authorization to the Board of Directors for the purchase and disposal of own shares; relevant deliberations;
3. Engagement of the Firm for auditing the financial statements and consolidated financial statements, as well as auditing the interim report for the years 2005, 2006 and 2007;
4. Appointment of the Board of Statutory Auditors and its chairman, determination of the emoluments.

Shareholders will be entitled to participate in the General Meeting who have requested their broker belonging to the Monte Titoli S.p.A. central management system, where shares are deposited, at least two days before the date of the Meeting, that the appropriate certificate is issued.

Under article 27 of the Articles of Association, the members of the Board of Statutory Auditors will be appointed by means of a list vote.

All documents regarding the issues on the agenda will be filed at the company headquarters and Borsa Italiana S.p.A. within the terms envisaged by current laws; Shareholders are entitled to receive copy thereof.

The Chairman

Fedele Confalonieri

12g3-2(b)


MEDIASET

Annual Report of the Board of Directors on Corporate Governance

12g3-2(b)

CONTENTS

ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE

The objective of this Report is to provide annual information about the actual implementation of the model selected.

The Board of Directors of Mediaset S.p.A., by means of a Board decision of March 28th, 2000, decided to adopt the provisions included in the Code of Conduct of listed companies; company management organisation and operating practice of the company were already mostly in line with the company organisation model suggested by the Code.

In July 2002, the Corporate Governance Committee revised the Code of Conduct of listed companies and introduced some amendments that consider domestic and international best practices; the main new elements regarded independent directors, the use of confidential information, directors' emoluments, internal control and operations with related parties.

The Board of Directors of Mediaset, in its meeting of March 25th, 2003, changed its Code of conduct – attached below – that had been adopted in its meeting of March, by taking into account company organisation and the attribution of powers, basically aligning itself to the mentioned Code of Conduct of listed companies.

The Board of Directors of Mediaset in its meeting of March 22nd, 2005 changed its Code of Conduct in the light of the bylaws adopted by the General Meeting of April 27th, 2004 and the provisions introduced by the Reform of Company Law.

* * * * *

The Mediaset Group is the main Italian commercial television group and one of the main communication groups in the world. Over the years, Mediaset has reached and consolidated an unquestioned leading position in its market of reference, which is commercial television, achieving absolute records in terms of economic profitability and market shares, both regarding the advertising market and television audience.

The results achieved reflect the constant commitment and the high professionalism of the whole company, aimed at achieving the common objective of value creation while respecting the environment and the world around us. The awareness of having to ensure over time the best sustainability in order to effectively pursue this objective, together with the strong awareness about the role and social responsibility linked to the particular nature of our

activity, lead to constant attention by the Group in order to ensure that all interests are met – not only economic ones – of our internal and external counterparts and stakeholders.

In the Report on operations attached to the consolidated financial statements, prepared every year by the Board of Directors, Group projects – both in Italy and in Spain, through the Telecinco Group listed at the stock exchange - are described in greater detail, aimed at safeguarding and increasing the value of the Group's human resources as well as those mainly in touch with the outer world, in order to ensure transparency of in-house organisation and decision-making processes, the protection and respect of the viewer and the citizen while exercising our specific production activities (protection of children, advertising self-regulation) and those where Mediaset is committed towards cultural promotion.

Mediaset S.p.A.'s organisation works based on the provisions included in our current bylaws, available on the company Internet site (www.gruppomediaset.it).

Among other things, it includes the regulation of the Board of Directors, the Board of Statutory Auditors, the Executive Committee and the General Meeting, and specifically in brief:

- The company is administered by a Board of Directors consisting of five to twenty-one directors. The General Meeting decides on how many there shall be in the Board and the duration of their appointment within the time limits set by law; Directors can be re-elected. Directors are appointed by the General Meeting on the basis of lists submitted by the shareholders where candidates are given a progressive number. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days before the date established for the Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, as well as having any requisites required by law and by regulations for members of the Board of Directors.

  The Board has all the powers for the ordinary and extraordinary management of the company, without any exclusion, with the power to perform all the appropriate acts to achieve and implement company objectives.

  The Board of Directors reports, also through its delegated bodies, to the Board of Statutory Auditors about its activities, as well as the most significant economic, financial and balance sheet operations performed by the

company and its subsidiaries, with particular reference to operations where directors have an interest, on their own or of third parties.

The Board can assign to one of its members, also in the position of Chief Executive, all or part of its powers, with the exception of the provisions in article 23 of the ByLaws which envisages the following:

The following actions are the sole concern of the Board of Directors and may not be delegated:

- the conclusion of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling companies or natural persons and the companies controlled by these) which has a value over EUR 13,000,000.00;
- the conclusion of any contract or legal relationship which has a value exceeding EUR 130,000,000.00;
- the issue of non-convertible bonds within the limits as prescribed by Article 2412 of the Italian Civil Code and up to a maximum amount of EUR 300,000,000.00.=, on the understanding that any issue over and above such limit will be decided by the extraordinary General Meeting.

Notwithstanding the provisions of Article 15.2 of these Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions.

If the Board of Directors consists of at least seven members, can nominate an Executive Committee, determining the number of its components, and partly or wholly ascribe all its attributions to such Committee, apart from those reserved by law to the Board of Directors. When an Executive Committee is set up, the Chairman of the Board of Directors, the Deputy Chairman or Chairmen, and the Managing Directors if appointed have the right to be included therein without this leading to an increase in the number of its components. The components of the Executive Committee remain in office for the period of their mandate as Directors.

The Board can set up other Committees, that may also comprise persons outside the Board of Directors, determining tasks, powers, any remuneration and establishing their composition and method of operation. If such Committees include people from outside of the Board of Directors, they shall only have advisory powers.

- The General Meeting elects the Board of Statutory Auditors, comprising three acting auditors and two alternate, whose mandate lasts for three years and lapses at the date of the Shareholders' Meeting called for approving the financial statements relating to the third fiscal period of their mandate. They can be re-elected.

All the auditors must be registered in the Roll of Chartered Accountants established with the Ministry of Justice and must have practiced their profession of legal auditing of accounts for a period no less than three years.

The auditors must also be in possession of all the requisites prescribed by law and current regulations, and the Board of Directors shall ascertain their validity.

The nomination of the auditors occurs on the basis of lists presented by shareholders.

The General Meeting, duly established, represents all shareholders and its resolutions, passed in compliance with the law, are binding on them, even if they did not participate or do not agree with them. The ordinary and extraordinary General Meeting is held, for the occasions and in the ways required by the law, at the company's registered office or elsewhere in Italy.

The Meeting, in first or second call, must be notified giving the day, the hour and place where it is to be held, and the subjects to be discussed. The notice may also contain the same indications for the calls subsequent to the second. Where there is no indication of call subsequent to the second, the Meetings of the third call or successive must be called within 30 (thirty) days of the previous calls, with reduction of the term established by the second paragraph of Article 2366 of the Italian Civil Code to 8 (eight) days.

The Meeting is presided over by the Chairman of the Board or, if absent, by the Deputy Chairman if nominated. If both are absent or unable to attend, then by another person designated by the majority of the shareholders present, according to the number of votes held.

* * * * *

Mediaset S.p.A. share capital is EUR 614,238,333.28, divided into 1,181,227,564 shares having a par value of EUR 0.52 each.

On March 22nd, 2005, the Mediaset S.p.A. shareholder who owns, directly or indirectly, more than 2% of subscribed share capital, represented by shares with voting rights, according to the shareholders' register and together with communications received and other available information, is the following:

Fininvest S.p.A. 51% (of which ISIM S.p.A. 0.68%).

To the company's knowledge, there are no shareholder pacts among the shareholders.

* * * * *

Regarding direction and coordination activities under article 2497 et seq. of the Italian Civil Code, subsidiaries R.T.I. S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l., Elettronica Industriale S.p.A. and Video Time S.p.A. are currently subject to direction and coordination activities by Mediaset S.p.A.

* * * * *

The General Meeting of April 16th, 2003 appointed the Board of Directors, since the previous one had reached the natural end of its term, the Chairman and the Stock Option Committee. The Board of Directors subsequently appointed a Deputy Chairman and a Chief Executive as well as the Executive Committee, the Internal Audit Committee and the Person in charge of Internal Control.

THE BOARD OF DIRECTORS: MEMBERS AND ROLE

The Board of Directors is the collective body of the company in charge of its management.

The Board meets on a regular basis and is organised and works in order to ensure effective and appropriate performance of its functions. Directors, including independent ones, constantly take part in the Board meetings. It is pointed out that the Bylaws do not envisage a minimum frequency for the Board meetings.

In 2004, the Board of Directors met seven times and five meetings have already been scheduled for this year.

The Board of Directors, appointed until the approval of the annual report at December 31st, 2005, currently includes:

- 6 executive directors:

Fedele Confalonieri	*Chairman*
Pier Silvio Berlusconi	*Deputy Chairman*
Giuliano Adreani	*Managing Director*
Mauro Crippa	
Marco Giordani	
Gina Nieri	

- 9 non-executive Directors

Franco Amigoni

Marina Berlusconi

Pasquale Cannatelli

Paolo Andrea Colombo

Enzo Concina

Maurizio Costa

Bruno Ermolli

Alfredo Messina

Roberto Ruozi

Among non executive directors, on the basis of the information provided by each of them and according to the definition included in article 3 of the Code attached, independent directors are non executive directors who:

a) do not have nor have recently had – either directly, indirectly or for third parties – economic relations with the company, with its subsidiary companies, with executive directors, with the controlling shareholder of the company to such an extent that their judgement may be influenced;

b) are not owners – either directly, indirectly or for third parties – of stakes for such an amount that they may take over the control or have a significant impact on the company nor participate in partnership agreements to gain control over the company;

c) are not close members of the family of the executive directors of the company nor people who are in the situations specified in letters a) and b).

Falling within this category are:

Franco Amigoni

Paolo Andrea Colombo

Enzo Concina

Roberto Ruozi

Below are director or statutory auditor positions held by current members of the Board of Directors of Mediaset S.p.A., on the basis of the information provided by them, in other listed companies, financial, banking, insurance or significant companies, without those positions held by the directors in subsidiary companies or companies where Mediaset S.p.A. has a stake:

Confalonieri Fedele

Director of Arnoldo Mondadori Editore S.p.A..

Berlusconi Pier Silvio

Director of Arnoldo Mondadori Editore S.p.A. and Fininvest S.p.A..

Berlusconi Marina

Chairman of the Board of Arnoldo Mondadori Editore S.p.A..

Deputy Chairman of Fininvest S.p.A..

Director of Mediolanum S.p.A. and 21, Investimenti S.p.A..

Cannatelli Pasquale

Managing Director of Fininvest S.p.A., Director of Arnoldo Mondadori Editore S.p.A. and Mediolanum S.p.A..

Colombo Paolo Andrea

Chairman of the Board of Statutory Auditors of Sirti S.p.A., Statutory Auditor of Eni S.p.A., Saipem S.p.A., Banca Intesa S.p.A. and Nextra A.I. SGR S.p.A., Director of Aurora Assicurazioni S.p.A..

Costa Maurizio

Deputy Chairman and Director of Arnoldo Mondadori Editore S.p.A..

Ermolli Bruno

Director of Arnoldo Mondadori Editore S.p.A..

Messina Alfredo

Chairman of the Board and Managing Director of Mediolanum Assicurazioni S.p.A. and Mediolanum Vita S.p.A.;

Deputy Chairman of Mediolanum S.p.A.;

Director of Mediolanum Gestione Fondi SGR p.A. (until March 2004); Molmed S.p.A. (from April 2004).

Ruozi Roberto

Chairman of the Board of Mediolanum S.p.A., Eplanet S.p.A., Factorit S.p.A. Societa' di factoring delle banche popolari italiane, AXA Sim S.p.A., AXA Interlife S.p.A., AXA Assicurazioni S.p.A., Palladio Finanziaria S.p.A., Touring Club Italiano and UAP Vita S.p.A;

Director of Indesit Company S.p.A., Gewiss S.p.A., Data Service S.p.A.; L'Oreal Italia S.p.A. and Air Liquide S.p.A.;

Chairman of the Board of Statutory Auditors of Borsa Italiana S.p.A. and Monte Titoli S.p.A..

The system of delegating powers is such as to retain, within the company organisation, the Board of Directors' central role which has, according to the Bylaws, the widest powers for the ordinary and extraordinary administration of the company, with the exception of those that must be reserved, according to the law, to the exclusive competence of the General Meeting.

The Board of Directors, as is indicated in article 1.2 of the attached Code, has the competence on the following matters:

a) examines the strategic, industrial and financial plans of the Group which it superintends;

b) attributes and revokes the proxies to the Chairman, the Deputy Chairman, the Managing Director and the Executive Committee, defining their limits and use;

c) determines, upon proposal of the Committee as per article 8.1, after hearing the opinion of the Statutory Auditors, of the emoluments for the directors in charge of special functions;

d) monitors, in its entirety, the company's operations, also based on the information received from the Executive committee, the Chairman, the Deputy Chairman, the managing Director and the Internal Control Committee, and periodically comparing the results achieved with those scheduled;

e) analyses and approves the operations with a significant economic and financial importance, with reference in particular to operations with correlated parties, as specified in article 11 below;

f) analyses changes to significant organisational and administrative aspects of the company and plays a guiding role in the organisation of the Group's companies, which it directs and coordinates;

g) in the annual report on corporate governance, presents information about how the corporate governance organisation selected is concretely implemented and about the composition and competence of the Board of Directors and the Executive Committee plus a list of directors with relevant functions, a description of the activity of the Internal Control Committee and the Stock Option Plan Committee as well as the treatment of confidential information;

h) reports to shareholders during the General Meeting.

In addition, as per the provisions of article 23 of the Bylaws and as already described above, the Board of Directors has exclusive competence on the following matters:

- the conclusion of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling companies or natural persons and the companies controlled by these) which has a value over EUR 13,000,000.00;
- the conclusion of any contract or legal relationship which has a value exceeding EUR 130,000,000.00;
- the issue of non-convertible bonds within the limits as prescribed by Article 2412 of the Italian Civil Code and up to a maximum amount of EUR 300,000,000.00.=, on the understanding that any issue over and above such limit will be decided by the extraordinary General Meeting.

Still according to article 23 of the Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication

of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions. If the Board of Directors is attributed authority to deliberate on matters that, by law, pertain to the Extraordinary General Meeting, the authority of the Meeting is not undermined, and still retains the power to deliberate on such matters according to article 15 of the Bylaws.

In the exercise of its powers according to the Bylaws, the Board of Directors, as described in the introduction, appointed a Deputy Chairman, a Chief Executive and an Executive Committee in 2003. Delegated activities are constantly reported to the Board of Directors and the Board of Statutory Auditors by the delegated bodies on the occasion of the Board's meetings, as per the provision of article 5 of the attached Code and article 20 of the Bylaws and by current legislation. The Chairman is traditionally appointed by the General Meeting.

Chairman of the Board

The Board of Directors granted its Chairman all ordinary and extraordinary administrative powers within a maximum limit of EUR 13,000,000.00 per operation, with the exception of the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors. Under the Bylaws, the Company is represented by the Chairman of the Board.

Deputy Chairman

The Board of Directors granted its Deputy Chairman all ordinary administrative powers within a maximum limit of EUR 5,000,000.00 per operation, with the exception of the granting of loans and the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors. Under the Bylaws, the Company is represented by the Deputy Chairman. The Deputy Chairman replaces the Chairman and represents the company if the latter is absent or unable to participate. The actual exercise of the power of representation by the Deputy Chairman proves by itself the absence or impediment of the Chairman and makes third parties exempt from any check or responsibility with respect to this.

Managing Director

The Managing Director has ordinary administration powers within a maximum limit of EUR 5,000,000.00 per operation, and with the exclusion in any case of the granting of loans and of the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors and of those of the Chairman. Under the Bylaws, the Company is represented by the Managing Director.

Executive Committee

Presently the Executive Committee, appointed by the Board of Directors, includes 4 members, with the Chairman, the Deputy Chairman and the Managing Director being members by right according to the Bylaws, and precisely:

Fedele Confalonieri

Pier Silvio Berlusconi

Giuliano Adreani

Gina Nieri

The Board of Directors conferred the Executive committee all ordinary and extraordinary administrative powers within a maximum limit of EUR 130,000,000.00 per operation, with the exception of the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors.

In 2004, the Executive Committee met five times.

At the first Board meeting, the Chairman, the Deputy Chairman, the Managing Director, the Executive Committee and the directors with special functions reported information to the Board of Directors and the Board of Statutory Auditors about the progress of the projects entrusted to them and about the operations carried out under the proxies given to them. The delegated bodies also supplied appropriate information about atypical, unusual operations or operations with related parties, whose analysis and approval are not reserved to the Board of Directors and also reported to the Board of Directors and the Board of Statutory Auditors on operations in general and their foreseeable developments, as well as on the most important economic, and financial operations carried out by the company and its subsidiary companies; and about those operations where directors have an interest, whether personal or on behalf of third parties. If so required by urgency or circumstance, such information can also be communicated to those concerned in writing.

Directors are informed in advance of Board meetings on the issues on the agenda. In any case, during the Board Meetings, each issue is widely analysed and fully discussed, so that directors can take a conscious decisions on the issues on the agenda.

NOMINATION AND REMUNERATION OF DIRECTORS

The nomination of directors is regulated by article 17 of the Bylaws which require lists to be prepared by shareholders, thereby leaving all decisions regarding candidates and nominations to shareholders. No Committee for nominations has therefore been established.

The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 5% (five per cent) of the share capital. The lists, accompanied by the professional curricula of the designated subjects

and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days before the date established for the Meeting in first call.

Based on the information provided by each Director, the Board of Directors will check their independence, with reference to the criteria mentioned in the Code of conduct.

The General Meeting determines the remuneration of all directors.

The General Meeting of April 16th, 2003 also appointed the Shareholding Plan Committee, with three non executive directors, of which one independent, and precisely:

Marina Berlusconi, Chairman

Bruno Ermolli

Paolo Andrea Colombo

In accordance with article 8 of the attached Code, the Board of Directors gave the Committee the task of submitting proposals to the Board of Directors about the emoluments of directors with special functions, also requiring that a part is linked to economic results achieved by the company and/or the achievement of other specific objectives.

Chairman, Deputy Chairman and Managing Director, as such, do not have variable remuneration.

The Shareholding Plan Committee, which acts jointly and is supported by the Chairman of the Board of Statutory Auditors which participates in the meetings without voting rights, has provided itself with rules to perform its activities.

Meetings and decisions taken are recorded in the minutes signed by all the directors attending the meeting.

In 2004 the Shareholding Plan Committee met twice.

The Board of Directors also believed, in the company's best interest, that criteria for the determination of the remuneration policy of Senior Management should continue to be defined by the company entities in charge of this, considering their well established experience in human resources management, typical and unique feature of Mediaset.

Regarding the above, no Remuneration Plan has been established, since the Shareholding Plan Committee has already been established.

The General Meeting of April 16th, 2003 promoted the organisation of a new 2003/2005 Stock Option Plan with the objective to increase loyalty and responsibility of the participants in the Plan to the Group's operations and to increase their value.

The meeting above approved the creation of a 2003/2005 Stock Option Plan on company's own shares, for staff of the company, its subsidiaries and the parent company, defined by the Shareholding Plan Committee, from among managers, journalists and heads of business units (or other company positions), with a duration of three years, as well as, if the Board of Directors considers this appropriate, the start of similar projects on shares of subsidiaries or companies where Mediaset holds a direct or indirect investment.

According to the 2000/2002 and 2003/2005 Stock Option Plans, the following stock options on Mediaset stocks were assigned:

Year 1/1 – 31/12	Number of participants to the Plan	Option rights assigned for the purchase of no. company shares	Share price	Period to exercise the option, exclusively in one single time	Check that obligations established by the Committee are met
2001	187	3,229,000	7.26	1.1.2004/30.6.2005	The rights can be exercised
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	The rights can be exercised
2003	141	3,565,500	7.39	1.1.2006/31.12.2007	The rights can be exercised
2004	130	3,415,000	9.07	1.1.2007/31.12.2008	Subject to the check that constraints are met

In addition, in 2004, the Board of Directors decided to extraordinarily assign stock options on Telecinco's own shares, for 563,000 shares, equal to 0.23% of Telecinco share capital, at an exercise price of EUR 10.15. The Shareholding Plan Committee assigned option rights to 5 participants. The options were exercised in 2004.

To date, therefore, option rights have been assigned for the purchase of 9,420,500 Mediaset shares, equal to 0.80% of current share capital, whose obligations are met and of 3,415,000 shares, equal to 0.29% of current share capital, whose exercise is subject to a check that the obligations established by the Shareholding Plan Committee are met. A plan for the year 2000, with 140 participants and the assignment of option rights for the purchase of 585,000

Mediaset share at an exercise price of EUR 17.16, whose obligations were met, came to an end on June 30th, 2004.

INTERNAL CONTROL SYSTEM

The internal control system consists of processes that aim at monitoring the effectiveness of corporate operations, the reliability of financial information, the compliance with laws and regulations, the protection of corporate property.

The Internal Control System also aims at making sure that the internal procedures, both operational and administrative, that have been adopted to identify, prevent and manage as much as possible financial and operational risks and fraud that could damage the company are fully applied.

The Board of Directors has entrusted the task of managing the Internal Control System to a person endowed with appropriate means, who identifies the major corporate risks and designs, manages and monitors the Internal Control System.

As a consequence of assigning such responsibility to a person in charge, neither the Board of Directors nor the Managing Director has tasks regarding the issue above.

Person in charge of Internal Control

The Board of Directors assigned the responsibility of the internal control system to Mr. Aldo Tani, in charge of the Internal Auditing department, and assigned him the responsibility for the company Internal Control System. The task of the person in charge is to identify the main company risks, design, manage and monitor the internal control system. The person in charge of control reports, within his mandate, to the Chairman, the Board of Directors, the Internal Control Committee, as well as auditors, under legal terms and ways and the rules of the Code of Conduct.

The person in charge of internal control does not report to any operational head but exclusively to the Chairman of the Board of Directors.

In 2003, the Board of Directors of Mediaset S.p.A., after completing the adjustment of its organisation, management and control model, under the provisions of Law Decree 231 of June 8th, 2001, about the "Regulation of administrative accountability of legal entities, companies and association even without a legal status" adopted the model of organisation, management and control resulting from such adjustment. The Board also established the Monitoring and Control Body, implementing the effects of article 6, first paragraph, of Law Decree 231/01, assigning this task to the person in charge of

the Company Internal Control, and conferring to him all the widest powers to ensure accurate and efficient monitoring on the functioning and compliance with the model. Each subsidiary started similar projects for the adjustment of their protocols and procedures to Law Decree 231/01 – in line with the principles of the Model adopted by the parent company – considering the specific features of their organisation and the specific needs resulting from their actual business operations.

Internal Control Committee

Following the renewal of the Board of Directors, which took place at the General Meeting of April 16th, 2003, the Board of Directors appointed the Internal control Committee, with advisory and proposing functions, which consists of 3 non executive directors, 2 of which independent, and specifically:

Francesco Amigoni

Alfredo Messina

Roberto Ruozi

In particular, the Internal Control Committee, according to article 10.1 of the attached Code:

a. assesses whether the Internal Control System is appropriate and checks how it works;
b. assesses the work schedule prepared by the person in charge of the Internal Control System and receives his periodical reports;
c. together with auditors and the administrative staff of the company, assesses whether the accounting standards used are appropriate and whether they correspond to comparable criteria when preparing the consolidated financial statements;
d. assesses the figures that arise from the reports of the person in charge of the Internal Control System and from the communications of the Board of Statutory Auditors or any of its members;
e. assesses the proposals made by the independent auditors to be appointed for auditing of the company and assesses the work schedule for auditing activities and the results presented in the report and the letter of suggestions;
f. reports to the Board of Directors, at least every six months, on the occasion of the approval of the financial statements and of the interim report, about the activities performed and the quality of the Internal Control System.
g. performs other tasks which are assigned by the Board of Directors, especially in connection with relations with the independent auditors.

The Internal Control Committee has defined its operating rules.

Decisions taken are recorded in the minutes by the Committee's Secretary, the person in charge of Company Operations; the minutes are signed by all the directors attending the meeting and by the Secretary. The register of the meeting and the decisions of the Committee is held by the Committee's Secretary.

The Chairman of the Board of Directors, the Deputy Chairman and the Managing Director can take part in the works of the committee; auditors take part systematically in the Committee's meetings.

In addition, to explain specific themes, people in charge of specific company functions can be invited to the Committee's meetings.

In 2004, the Internal Control Committee met seven times, and the Committee:

- positively assessed the "2004 work schedule" prepared by the person in charge of Internal Control;
- acknowledged the final report about the adjustment of the organisation, management and control models of Mediaset S.p.A. and its subsidiaries according to Law Decree 231/01;
- acknowledged the report prepared by the person in charge of internal control and by the Internal Auditing Department about the "Self assessment of the Internal Control system of the Mediaset Group" regarding 2003 and shared the remarks included in it;
- acknowledged the "Proposal for support to the project for the application of International Financial Reporting Standards (IFRS – formerly IAS) – design and conversion stage -" of Deloitte & Touche S.p.A. and decided to submit it to the Board of Directors;
- acknowledged and shared the progress of 2004 Work Schedule, as well as the summaries of the reports drafted in January/July 2004 by the Internal Auditing Department;
- acknowledged the Report prepared by the Monitoring and Control Body on activities carried out in the first half of 2004 with respect to the implementation of the organisational model (under Law Decree 231/01);
- acknowledged the report prepared by the person in charge of internal control about the "Self assessment of the internal control system of the Mediaset group" at June 30, 2004 and shared the remarks included in it;
- acknowledged the report prepared by the Monitoring and Control Body on activities carried out in July/October with respect to the implementation of the organisational model (under Law Decree 231/01);
- acknowledged the update of the "Conversion project to IAS/IFRS" of Deloitte & Touche S.p.A. and shared its remarks;

- acknowledged and shared the progress of works regarding the "Risk Assessment" system;
- acknowledged and shared the summaries of the reports drafted by the Internal Auditing Department also to support the activity of the Monitoring and Control Body of Mediaset S.p.A..

Work continued in the first months of the current year and in particular the Committee:

- positively assessed the "2005 Work Schedule" prepared by the person in charge of Internal Control;
- examined the proposal of Deloitte Consulting S.p.A. regarding method support in the new determination of employee termination indemnity according to IAS19 and decided to submit it to the Board of Directors;
- examined the proposals by Deloitte & Touche S.p.A. for support in the revision of IFRS reconciliation tables when adopting them for the first time and decided to submit them to the Board of Directors;
- examined proposals prepared by the external auditors Deloitte & Touche S.p.A., for the 2005/2007 three-year period, regarding the revision of financial statements, the audit of the Group's consolidated financial statements and limited auditing procedures and brief examinations of the financial statements of companies where a stake is held and for which full auditing is not mandatory, as well as the proposal regarding the limited auditing of the interim report and decided to submit these proposals to the Board of Directors;
- acknowledged the procedures regarding the purchase of cinema rights and invited the competent functions to check their application and use;
- acknowledged the report prepared by the Monitoring and Control Body about activities carried out with respect to the implementation of the organisation model (under Law Decree 231/01);
- acknowledged the report prepared by the person in charge of internal control and the Internal Auditing Department regarding the "Self assessment of the internal control system of the Mediaset Group" regarding 2004 and shared its comments.

During the activity previously described and on the basis of the reports received by the person in charge of internal control, no major facts emerged to warrant observations and the Committee considered the Internal control system as appropriate.

In 2004, the Committee reported to the Board of Directors about its activities on the occasion of the Board meetings organised to approve the Annual Report and to approve the interim report.

OPERATIONS WITH RELATED PARTIES

Any operations with related parties which, because of their object or value, have a great economic, financial and balance sheet significance, are part of the exclusive competence of the Board of Directors.

In particular, the Board of Directors, in order to ensure that any significant operations with related parties comply with criteria of correctness in substance and procedures that are defined by the Code of Conduct:

- defines related parties as those described in CONSOB communication no. 2064231 of September 30th, 2002;
- defines the criteria of significance of operations with related parties
- defines the necessary internal information flows with respect to the company functions concerned in order to ensure that any performance of significant operations with related parties is subject to previous examination and approval by the Board of Directors;
- checks, in compliance also with the relevant indications of the Code of Conduct, that significant operations are finalised with the help from independent experts in order to assess equity and determine the relevant amounts.

The Board of Directors determined guidelines for the identification of operations with related parties.

USE OF CONFIDENTIAL INFORMATION

According to the Code of Conduct, the Chairman, the Deputy Chairman and the Managing Director co-ordinate their work to manage confidential information.

With respect to this, the company has defined a guideline to regulate staff conduct about the management, use and external communication of confidential information, and to define the procedure to follow for in-house management and external communication of documents and information referring to the company and its subsidiaries.

Since November 2002, Mediaset S.p.A adopted the "Code of practice" *(negotiation activities by relevant persons)*, a discipline, which came into effect on January 1st, 2003, introduced by Borsa Italiana S.p.A. in its Regulation of those markets organised and managed by the Stock Exchange and in the relevant Instructions. Its objective is to give transparency to purchase and sale operations performed by directors and other "relevant persons" on shares of the listed company or its subsidiaries.

The Code was prepared on the basis of general information regarding the issue and in line with the essential contents required by the provisions of the above mentioned Regulation and Instructions of Borsa Italiana S.p.A., also considering the organisation of the Mediaset Group and current company practices, with

particular reference to the management, use and external communication of confidential information.

The Code includes the general criteria for the definition of "Relevant Persons" of Mediaset S.p.A. and the "main subsidiaries" of the Group.

Relevant Persons are required to send to the Corporate Business Service of Mediaset S.p.A. (Person in charge) all information relating to operations, carried out for whatsoever reason by the individual in question, concerning:

- listed financial instruments issued by Mediaset S.p.A. or its subsidiaries (with the exception of nonconvertible bonds);
- both listed and non-listed financial instruments that give the right to subscribe, purchase, or sell listed financial instruments issued by Mediaset S.p.A. or its subsidiaries;
- financial derivatives as well as covered warrants underwritten by listed financial instruments issued by Mediaset S.p.A. or its subsidiaries, also exercisable through the payment of a differential cash payment;

according to the terms and in compliance with the obligations included in the Code.

The whole text of the Code of Practice is available on the company website (www.gruppomediaset.it).

RELATIONS WITH INSTITUTIONAL INVESTORS AND WITH OTHER SHAREHOLDERS

According to article 11 of the attached Code, the Chairman, the Deputy Chairman and the Managing Director co-operate – in respect of the procedures about the communication of documents and information concerning the Company – and actively work to establish a dialogue with shareholders as well as with institutional investors, which is based on the understanding of their mutual roles.

The relations with institutional investors are governed by a specific function, which is known as "Investors Relations". The management of the relations with the other shareholders, especially as far as corporate information is concerned, is entrusted to the Corporate Secretary. References and the relevant telephone numbers are available on the company website (www.gruppomediaset.it).

REGULATIONS OF THE GENERAL MEETING

The General Meeting of April 9th, 2001 adopted the "Regulations of the General Meeting" – available on the company website (www.gruppomediaset.it) - which regulate the ordinary and extraordinary General Meetings of the company.

Since the General Meeting is a particularly significant occasion for relationships with the shareholders, the Board of Directors makes all efforts, within its competence, to encourage and facilitate the largest possible participation of shareholders at the meetings, and a large representation of the Board is systematically present.

AUDITORS

The Board of Statutory Auditors, appointed by the General Meeting of April 24th, 2002 and whose term will empire with the General Meeting for the approval of the Annual Report at December 31st, 2004, that will be held on April 27th, 2005, consists of:

Achille Frattini – Chairman

Francesco Antonio Giampaolo – Statutory Auditor

Riccardo Perotta – Statutory Auditor

Gianfranco Polerani – Alternate Auditor

Francesco Vittadini – Alternate Auditor.

Statutory Auditor Riccardo Perotta and Alternate Auditor Gianfranco Polerani have been appointed from the list submitted by the minority.

Below are the positions of director or auditor held by the current members of the Board of Statutory Auditors of Mediaset S.p.A. in other listed companies, based on the information provided by them:

Achille Frattini

Chairman of the Board of Statutory Auditors of Arnoldo Mondatori Editore S.p.A.;

Auditor of Mediolanum S.p.A. and Geox S.p.A..

Francesco Antonio Giampaolo

Auditor of Mediolanum S.p.A..

Riccardo Perotta

Chairman of the Board of Statutory Auditors of Gewiss S.p.A. and Snam Rete Gas S.p.A..

Auditor of Eni S.p.A.

Under article 14 of the attached Code of Conduct and article 27 of the Bylaws, the Board of Statutory Auditors is elected on the basis of lists.

The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days prior to the date for the Shareholders' Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, including the limit on number of appointments as described in the next paragraph, as well as the requisites demanded by law, by regulations and by the Bylaws for members of the Board of Statutory Auditors.

The shareholders lodging the lists must deliver, prior to the Meeting and at latest by the time established for the beginning of the Meeting, the documentation attesting their position as shareholders.

The powers and the duties of auditors are those established in law.

In 2004, the Board of Statutory Auditors met 14 times.

INDEPENDENT AUDITORS

The task of auditing the annual and consolidated financial statements and the task of limited auditing the interim report, for the 2002/2003/2004 three-year period, was assigned by the General Meeting of April 24th, 2002 to auditing company Deloitte & Touche S.p.A., under articles 156 and 159 of Law Decree dated February 24th, 1998, no. 58 and CONSOB communication no. DAC/RM/97001574 of February 20th, 1997.

The Board of Directors will submit the General Meeting of April 27th, 2005 the proposal drafted by Deloitte & Touche S.p.A. for the renewal of the assignment of this task for three years, with expiry date at the date of the General Meeting called for the approval of the annual report regarding the third year of the task.

for the Board of Directors

the Chairman

Text approve by the Board of Directors of March 22nd, 2005.

The "Annual Report of the Board of Directors on Corporate Governance" is available on the company website "www.gruppomediaset.it".